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                                                                    Exhibit 99.1
Contacts:

Kevin R. Rhodes, Chief Financial Officer
Barbara Warren-Sica, Investor Relations
(781) 246-3343


                       EDGEWATER TECHNOLOGY, INC. REPORTS
                      FIRST QUARTER 2002 FINANCIAL RESULTS

               ---------------------------------------------------


     Wakefield, MA, April 24, 2002 -- Edgewater Technology, Inc. (NASDAQ: EDGW, www.edgewater.com, the "Company") today announced financial results for the first quarter ended March 31, 2002. Revenue from operations for the first quarter was $4.6 million, compared to revenue of $6.1 million during the fourth quarter of 2001 and $7.7 million in the year earlier period. Gross profit from operations for the first quarter was $1.2 million, compared to $2.4 million during the fourth quarter of 2001 and $3.5 million in the year earlier period. Net loss from continuing operations for the first quarter was $1.5 million, compared to $1.0 million for the previous quarter and $0.7 million for the first quarter of 2001.

     "During the early stages of our first quarter 2002, we experienced soft sales and continued delays in client spending, resulting in reduced utilization and billable hours. Reacting to this early trend, we made a decision to reduce expenses by rightsizing our workforce and to further concentrate efforts on team selling through our blended sales model," said Shirley Singleton, President and CEO of Edgewater Technology. "Our emphasis on the blended sales model, combining consultative selling with our traditional sales methods, began to pay dividends toward the end of the first quarter and has continued into April, as our team has closed additional engagements in each of the last nine weeks. While we were disappointed with lower revenues and gross profit in the first quarter, we continue to focus on sales activity, and monitor our metrics of utilization, pipeline and backlog. We expect, based on current information, that our revenues will be flat to slightly higher in the second quarter. We also believe it is important to recognize that the Company signed eight new clients in the first quarter, compared to a total of seventeen new clients during all of 2001."

     Singleton continued, "As we review our sales pipeline, we are seeing increased sales activity with higher closure rates, as compared to the previous quarter. We are hopeful for continued sales improvement, and if this trend continues, we would expect to see increasing revenues, and utilization rates steadily climbing back to historical levels, resulting in positive cash flow for the year. Our backlog currently stands at $10.2 million."

     Commenting on the workforce reduction, Singleton said, "As a result of the reduction during the first quarter, the Company expects to reduce ongoing expenses of approximately $700,000 per quarter, beginning in the second quarter of 2002. We also recorded a one-time charge of approximately $350,000 in the first quarter of 2002, related to severance pay and other associated costs."

     Singleton concluded, "In addition to the challenges of the industry, we have had to contend with the distractions related to the trial concerning the murder of seven of our colleagues. As a result of the trial, many employees have been diverted from business operations during March and April, preparing and participating in the trial. We are hopeful that all associated with this tragedy can gain some sense of closure at the conclusion of the trial and we at Edgewater Technology can begin to regain our momentum."

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     The Company adopted Statement of Financial Accounting Standard No. 142 during the quarter ended March 31, 2002. In connection with the adoption of this new standard, the company obtained an independent valuation of its business during the first quarter of 2002. As a result of this evaluation, in which the declining market values of the IT services sector played a major factor, the Company recorded a non-cash, goodwill impairment charge of $12.5 million. This impairment charge will have no impact on the Company's cash position and was accounted for as a change in accounting principle. Including this impairment charge, net loss in the first quarter of 2002 was $13.9 million. In addition, SFAS 142 eliminates amortization of goodwill. The Company recorded goodwill amortization of $1.1 and $4.3 million during the three months ended March 31, 2001 and the year ended December 31, 2001.

About Edgewater Technology, Inc.

     Founded in 1992, the Company is an award-winning strategic consulting firm that specializes in providing technical consulting, custom software development and system integration services primarily to middle-market companies and divisions of large Global 2000 companies. Headquartered in Wakefield, Massachusetts, the Company has taken a partnership approach with its clients, targeting strategic, mission-critical applications. The Company services its client base by leveraging a combination of leading-edge technologies and proven reengineering techniques provided by its network of strategically positioned solutions centers. For further information, visit www.edgewater.com or call 781-246-3343.

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Selected Financial Data:

                           EDGEWATER TECHNOLOGY, INC.
                             Statements of Operation
                    (In thousands, except per share amounts)
                                   (Unaudited)


                                                                         Three Months Ended
                                                                              March 31,

                                                                      2002               2001
                                                                  -----------        -----------
   Service revenues                                                    $4,582             $7,757
   Cost of services                                                     3,405              4,241
                                                                  -----------        -----------
             Gross profit                                               1,177              3,516

   Selling, general and administrative                                  2,218              3,440
   Depreciation Expense                                                   207                214
   Amortization Expense                                                    83              1,159
   Restructure Costs                                                      349                  -
                                                                  -----------        -----------
              Operating (loss) income                                  (1,680)            (1,297)

   Interest income (expense) and other, net                               220                937
                                                                  -----------        ------------
   Loss before income taxes                                            (1,460)              (360)

   Income tax provision (benefit)                                           -                310
                                                                  -----------        -----------
              Net Income (loss) from continuing operations             (1,460)              (670)

              (Loss) gain related to discontinued operations                -              5,504
              Income (Loss) from Extraordinary Item                         -               (156)
              Income (Loss) from Change in Accounting Principle       (12,451)                 -
                                                                  -----------        -----------

              Net income (loss)                                      ($13,911)           $ 4,678
                                                                  ===========        ===========

   BASIC EARNINGS PER SHARE
        From continuing operations                                     ($0.13)            ($0.04)
        Net income (loss)                                              ($1.20)             $0.28

   DILUTED EARNINGS PER SHARE
        From continuing operations                                     ($0.13)            ($0.04)
        Net income (loss)                                              ($1.20)             $0.28

   AVERAGE  SHARES OUTSTANDING - BASIC                                 11,607             16,497
   AVERAGE SHARES OUTSTANDING - DILUTED                                11,607             16,506

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               Summary Balance Sheet Information at March 31, 2002
                                 (In thousands)
                                   (Unaudited)


Assets                                                              Liabilities and Equity
------                                                              ----------------------
Cash and Marketable Securities             $   48,630               Accounts Payable & Accrued Reserves              $  4,304
Accounts Receivable, Net                        2,676               Accrued Payroll & Liabilities                         745
Fixed Assets, Net                               1,897               Long Term Liabilities & Other                         346
Tax Receivable                                      -               Stockholders Equity                                91,120
                                                                                                                     --------
Deferred Tax Asset                             23,164               Liabilities & Shareholders Equity                $ 96,515
                                                                                                                     ========
Intangible Assets                              19,274
Prepaid and Other Assets                          874               Shares Outstanding                                 11,607
                                           ----------
Total Assets                               $   96,515
                                           ===========


                                      # # #

This Press Release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements made with respect to potential future sales, utilization, revenue and cash flow levels,, sales activity trends, , revenue, backlog, utilization rates and growth goals. The forward looking statements included in the Press Release relate to future events or our future financial conditions or performance. Words such as "estimate," "seek," "should," "plan," "believe," "expect," "hopeful," "continue," and "sustain," or the negative thereof or variations thereon and similar expressions are intended to identify forward-looking statements. These forward-looking statements inherently involve certain risks and uncertainties, although they are based on our current plans or assessments that are believed to be reasonable as of the date of this Press Release. Factors that may cause actual results, goals, targets or objectives to differ materially from those contemplated, projected, forecast, estimated, anticipated, planned or budgeted in such forward-looking statements include, among others, the following possibilities: (1) changes in industry trends, such as decline in the demand for ebusiness services and/or information technology services; (2) failure to obtain new customers or retain significant existing customers; (3) loss of key executives; (4) general economic and business conditions (whether foreign, national, state or local) which include but are not limited to changes in interest or currently exchange rates and the overall demand for ebusiness services and/or spending for information technology services; (5) failure of the general economy or IT services spending to rebound or otherwise improve; (6) lack of available growth opportunities at reasonable values; (7) the inability to grow revenues, backlog, utilization or market share; (8) the strength or visibility of the company's backlog of business of $10.2 million; and (9) any changes in ownership of the Company or otherwise that would result in a limitation on the use of the net operating loss carry forward under applicable tax laws. Actual events or results may differ materially from those discussed, contemplated, forecasted, estimated, anticipated, planned or implied in the forward-looking statements as a result of the various factors described above and those further set forth under the heading "Business- Factors Affecting Finances, Business Prospects and Stock Volatility" in the Company's Form 10-K filed with the Securities and Exchange Commission on March 27, 2002.

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